Exhibit (d)(3)

PERSONAL AND CONFIDENTIAL

February 3, 2009

Tyco Healthcare Group LP,

d/b/a Covidien

15 Hampshire Street

Mansfield, MA 02048

Re: CONFIDENTIALITY AND STANDSTILL AGREEMENT

Dear Sirs:

In connection with your consideration of a possible negotiated business combination transaction (a “Transaction”) with VNUS Medical Technologies, Inc. and/or its subsidiaries (collectively, the “Company”), you have requested certain confidential and other information concerning the Company.

You agree to treat any information furnished to you or your Representatives (as defined below) by or on behalf of the Company on or after the date of this agreement concerning the Company or the business, products, markets, condition (financial or other) operations, assets, liabilities, results of operations, cash flows or prospects of the Company (whether prepared by the Company, its advisors or otherwise), whether written or unwritten, together with any and all analyses or other documents prepared by you or any of your directors, officers, employees, advisors, attorneys, accountants, consultants, agents, representatives or lending institutions (and their respective counsel) (collectively, “Representatives”) which contain or otherwise reflect such information (collectively, “Evaluation Material”), in accordance with this agreement. The term “Evaluation Material” does not include information which (a) was already in your or any of your Representatives’ possession prior to the time of disclosure to you by or on behalf of the Company, provided that the source of such information was not and is not known by you or any such Representative, as the case may be, to be bound by any contractual or other obligation of confidentiality to the Company or any other person with respect to any of such information, (b) was or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, (c) becomes available to you or any of your Representatives on a non-confidential basis from a source other than the Company, provided that such source is not known by you or any such Representative, as the case may be, to be bound by any contractual or other obligation of confidentiality to the Company or any other person with respect to such information or (d) is independently developed by or for you without using the Evaluation Material.

The Evaluation Material will be used by you (and you shall cause your Representatives to use the Evaluation Material) solely for the purpose of evaluating a Transaction between the Company and you, and will be kept confidential by you (and you shall cause your Representatives to keep the Evaluation Material confidential), except to the extent that disclosure (a) has been consented to in writing by the Company prior to any disclosure, (b) is required by law or other applicable judicial or governmental order, or (c) is made to your Representatives who need to know such information for the purpose of evaluating the Transaction (it being understood that such Representatives shall be informed by you of the confidential nature of the Evaluation Material). In any event, you agree to undertake commercially reasonable precautions to safeguard and protect the confidentiality of the Evaluation Material and to accept responsibility for any use or disclosure of Evaluation Material by you or your Representatives that would constitute a breach of this agreement.

In addition, without the prior written consent of the other party hereto, neither party will, and each party will direct its respective Representatives not to, disclose to any other person (a) that the Evaluation Material has been made available to you or your Representatives, (b) that investigations, discussions or negotiations are taking place concerning a Transaction, or (c) any terms, conditions or other facts with respect to any Transaction, including the status thereof and the identity of the parties thereto (collectively, the “Discussion Information”).

Without limiting the generality of the foregoing, you further agree that, without the prior written consent of the Company, you and your Representatives will not, directly or indirectly, consult or share Evaluation Material or Discussion Information with, or enter into any agreement, arrangement or understanding, or any discussions which might lead to any such agreement, arrangement or understanding, with any co-investor, source of equity financing or other person (other than the Company) regarding a Possible Transaction, including, without limitation, discussions or other communications with any prospective bidder for the Company with respect to (i) whether or not you or such other prospective bidder will make a bid or offer for the Company or (ii) the price that you or such other bidder may bid or offer for the Company. The term “person” as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

In the event that you or any of your Representatives are requested or required by judicial, legislative or regulatory process to disclose any Evaluation Material or Discussion Information, you will provide the Company with prompt notice of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this agreement. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the terms hereof, you may disclose only that portion of the Evaluation Material or Discussion Information that is legally required to be disclosed and shall exercise reasonable efforts to obtain assurances that confidential treatment will be accorded to such Evaluation Material or Discussion Information. Likewise, in the event that the Company or any of its Representatives is requested or required by judicial, legislative or regulatory process to disclose any of the Discussion Information, it will provide you with prompt notice of any such request or requirement so that you may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this agreement. In the event that such protective order or other remedy is not obtained, or that you waive compliance with the terms hereof, the Company may disclose only that portion of the Discussion Information that is legally required to be disclosed.

It is understood and agreed that money damages would not be a sufficient remedy for any breach of this agreement, and that the Company is thus entitled to seek specific performance and injunctive or other equitable relief. Such remedy shall not be deemed to be the exclusive remedy for breach of this agreement, but shall be in addition to all other remedies available at law or equity to the Company against the breach or threatened breach of this agreement or the continuation of any such breach, without the necessity of proving actual damages.

The Company shall not be deemed to have made any representations or warranties, express or implied, as to the accuracy or completeness of the Evaluation Material, and neither the Company nor its Representatives will have any liability to you or to any of your Representatives relating to or resulting from the use of any of the Evaluation Material or any accuracies or errors therein or omissions therefrom. Only those representations or warranties which are made by the Company in a final written definitive agreement providing for the consummation of a Transaction, when, as and if executed, and subject to such limitations and restrictions as may be specified therein, will have any legal effect.

As soon as practicable but in no event more than 10 business days after being so requested by the Company, except to the extent you are advised by legal counsel that complying with such request would be prohibited by law, you will return to the Company, at your expense, or destroy all Evaluation Material in your possession or any of your Representatives. Any destruction of Evaluation Material shall be confirmed by you in writing. With regard to destruction of Evaluation Materials in electronic form, you and your Representatives shall be required to perform customary “delete” functions made available by the software vendor for use by the end-user of the relevant software, but neither you nor your Representatives shall be required to delete all electronic copies that may be available, for example in backups or archives, or which are retrievable using forensic computer recovery techniques. Any Evaluation Material that can not be returned or destroyed (such as oral Evaluation Material)

CONFIDENTIAL

February 3, 2009

shall remain confidential, subject to the terms of this agreement. Notwithstanding the foregoing, your Representatives that are accounting firms or financial institutions may retain solely for compliance purposes copies of the Evaluation Material in accordance with policies and procedures implemented by such persons or to comply with law, regulation or professional standards; provided, however, that any Evaluation Material so retained will continue to be held confidential pursuant to the terms of this Agreement. Notwithstanding the delivery to the Company of Evaluation Material pursuant to this paragraph, you and your Representatives will continue to be bound by the confidentiality obligations and other obligations through the expiration of the term of this agreement.

This agreement binds the parties only with respect to the matters expressly set forth herein. As such, unless and until a subsequent definitive written agreement regarding a Transaction between the Company and you has been executed, (a) neither the Company nor you will be under any legal obligation of any kind whatsoever to negotiate or consummate a Transaction, (b) you shall have no claim whatsoever against the Company or any of its Representatives arising out of or relating to any Transaction and (c) the Company will be free to negotiate with, or enter into any agreement or transaction with, any other interested party with respect to a Transaction.

Additionally, you agree not to (and shall cause your affiliates not to) solicit for employment any employee of the Company (a) with whom you or any of your Representatives has had direct contact or (b) who is listed on Exhibit A attached to this agreement, for a period of one year after the date of this agreement, provided that you shall not be restricted in any general solicitation for employees (including through the use of employment agencies or advertisements in the media) not specifically directed at any such persons, and provided further that you shall not be restricted in hiring any such person (i) who responds to any such general solicitation, (ii) who solicits you for employment, (iii) who you can establish by reasonable proof began employment discussions with you prior to the date of this agreement or (iv) whose employment has been terminated by the Company.

You agree that for a period from the date of this agreement until the earlier of (a) the first anniversary of the date of this letter agreement, or (b) the occurrence of a Significant Event (as defined below) (the “Standstill Period”), unless specifically invited to do so by the Company, neither you nor any of your affiliates will, in any manner, directly or indirectly:

(a) make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of the Company or any securities of any subsidiary of the Company, (ii) any acquisition of any assets of the Company or any assets of any subsidiary of the Company, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation or dissolution involving the Company or any subsidiary of the Company, or involving any securities or assets of the Company or any securities or assets of any subsidiary of the Company, or any other transaction seeking control of the Company or any subsidiary of the Company or their respective voting securities or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to any securities of the Company;

(b) form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) with respect to the beneficial ownership of any securities of the Company;

(c) act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Company;

(d) take any action that could reasonably be expected to require the Company to make a public announcement regarding any of the types of matters set forth in clause “(a)” of this sentence;

(e) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause “(a)”, “(b)”, “(c)” or “(d)” of this sentence;

CONFIDENTIAL

February 3, 2009

(f) assist, induce or encourage any other Person to take any action “(a)”, “(b)”, “(c)” or “(d)” or “(e)” of this sentence;

(g) enter into any discussions, negotiations, arrangement or agreement with any other person relating to or any of the foregoing; or

(h) request or propose that the Company or any of the Company’s Representatives amend, waive or consider the amendment or waiver of any provision set forth in this paragraph.

A “Significant Event” shall mean the Company enters into any merger, sale or other business combination transaction pursuant to which the outstanding shares of common stock of the Company (the “Common Stock”) would be converted into cash or securities of another person or 13D Group (as defined below) or 50% or more of the then outstanding shares of Common Stock would be owned by persons other than current holders of shares of Common Stock, or which would result in all or a substantial portion of the Company’s assets being sold to any person or 13D Group. “13D Group” shall mean any group of persons formed for the purpose of acquiring, holding, voting or disposing of Voting Securities (as defined below) that would be required under Section 13(d) of the Exchange Act and the rules and regulations thereunder to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the Exchange Act. “Voting Securities” shall mean at any time shares of any class of capital stock of the Company that are then entitled to vote generally in the election of directors; provided that for purposes of this definition any securities that at such time are convertible or exchangeable into or exercisable for shares of Common Stock shall be deemed to have been so converted, exchanged or exercised.

The expiration of the Standstill Period will not terminate or otherwise affect any of the other provisions of this letter agreement.

This agreement shall be governed by the internal laws of the State of Delaware, without regard to conflict of laws principles. This agreement may be amended only in a writing signed by the Company and you. No failure or delay by the Company in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder.

Except as otherwise expressly provided herein, your obligations under this agreement shall remain in effect for a period of two years from the date hereof, unless and until this agreement is terminated by the Company or is superseded by another agreement with you that concerns your use of the Evaluation Material.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to us a copy of this letter.

Very truly yours,

VNUS Medical Technologies, Inc.

By:	/S/ BRIAN E. FARLEY
Name:	Brian E. Farley
Title:	President and CEO

CONFIDENTIAL

February 3, 2009

Accepted and agreed to as of this 3rd day of February, 2009:

Tyco Healthcare Group LP,

d/b/a Covidien

By:	/S/ JOHN H. MASTERSON
Name:	John H. Masterson
Title:	Vice President

CONFIDENTIAL

February 3, 2009

EXHIBIT A

Name	Current Title
Dieter Bielang	Senior Director, International Sales and Marketing
Brian E. Farley	President and Chief Executive Officer
William A. Franklin	Vice President, Regulatory Affairs and Quality Assurance
Kirti Kamdar	Senior Vice President, Research & Development
Mark Kertz	Senior Director, Intellectual Property
Tom Miller	Senior Director, Information Technology
Scott Murcray	Controller and Chief Accounting Officer
Peter Osborne	Chief Financial Officer and Vice President, Finance and Administration
Mohan F. Sancheti	Senior Vice President, Manufacturing
Mark S. Saxton	Vice President, U.S. Sales
Guido Smeets	Vice President of Clinical Research and Chief Medical Officer
Donald J. Todd	Vice President of Marketing
Cindee Van Vleck	Senior Director of Human Resources

CONFIDENTIAL

February 3, 2009